

Mail Stop 3561

July 25, 2017

Mr. Daniel Ritchey
Chief Financial Officer
Sino Agro Food, Inc.
China Shine Plaza
Room 3801, Block A
Guangzhou 510610
China

> **Re:** **Sino Agro Food, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 0-54191**

Dear Mr. Ritchey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 51

Part A. Audited Income Statements of Consolidated results of Operations for the year ended December 31…..page 54

1. With respect to the EBITDA and EBIT presentations, please remove these measures from the income statement presentation pursuant to Item 10(e)(1)(ii)(C) and (D) of Regulation S-K. Please refer to Question 102.10 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures issued on May 17, 2016. You may separately provide a reconciliation of these measures and include all disclosures required by Item 10(e)(1)(i) of Regulation S-K. In your response, please provide us with your proposed revisions to your disclosures.

Part F. Pro Forma on records of historical performances reflecting the company's "Free Cash Flow" derivation: (Inclusive of SIAF and subsidiaries in segments containing Non-GAAP derivation), page 75

2.   If the purpose of this tabular presentation is to provide free cash flow and/or net debt measures, please remove the presentation and replace it with reconciliations and disclosures that comply with Item 10(e)(1)(i) of Regulation S-K and Question 102.07 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures issued on May 17, 2016. In your response, please provide us with your proposed revisions to your disclosures.

Item 9A. Controls and Procedures, page 87

3.   Please tell us your basis that your disclosure controls and procedures and internal control over financial reporting (ICFR) were effective as of December 31, 2016 and that there has been no change in your ICFR that occurred during the last fiscal quarter, given the restatement described in your Form 10-Q/A filed on March 16, 2017. As part of your response, specifically address your consideration of PCAOB Standard 5 with respect to internal control deficiencies or material weaknesses and amend your Form 10-K for the year ended December 31, 2016 and Form 10-Q for the period ended March 31, 2017, as appropriate.

4.   Additionally, please amend your management's report on ICFR to refer to the most recent fiscal year in the last sentence where you describe the conclusion reached on the effectiveness of ICFR. Furthermore, please revise to disclose the specific Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (i.e. 2013 COSO framework) that you used to assess the effectiveness of ICFR.

Item 14. Principal Accounting Fees and Services, page 94

5.   We note that the principal audit fees and audit-related fees for 2016 were not updated with the amounts. Please tell us and revise to disclose the amount of audit fees for 2016.

Report of Independent Registered Public Accounting Firm, page F-2

Notes to Consolidated Financial Statements, page F-8 through F-47

6.   Please be advised that the correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report on the audited financial statements through the addition of an explanatory paragraph in accordance with paragraph 9 of PCAOB Auditing Standard No. 6. In this regard, your independent accountants' reports should be revised accordingly, and the financial statements should include all of the disclosures required by ASC 250-10-50-7 to 10.

Note 2. Summary of Significant Accounting Policies

2.8 Revenue Recognition, page F-12

7.   On page 12 you state that the cattle grown by the company are primarily Simmental, Charolais, and Angus and in general, local farmers buy 12 to 15 month old cattle from the Company's cattle agents, and the company commits to repurchasing the cattle between 21 months to 24 months old. Please tell us and revise your disclosure to describe the accounting for the sale of cattle and the respective repurchase obligations.

Note 6. Net Income from Discontinued Operations, page F-31

8.   Please explain how you determined this transaction was within the scope of ASC 205-20 and how you plan to account for the remaining investment in TRW (i.e., cost method or equity method investment).   In your response, please confirm the names of any third parties obtaining ownership of TRW and JFD, the ownership percentage held by the company in TRW and JFD prior to and subsequent to the disposal transaction, and the holdings in Note 2 are correct as of December 31, 2016 (we note there are two line items for JFD that report different ownership holdings). Also tell us if the discontinued operations presented in Note 6(a) are representative of TRW and/or JFD. We may have further comment upon reviewing your response.

9.   In light of the materiality of the gain that was recognized with respect to the discontinued operations, please tell us how the fair value of TRW and JFD of $81.4 million was determined and explain why it is disclosed as the fair value of the interest retained rather than the interest sold. Please also explain why the net assets in the gain calculation are those of only TRW and not also of JFD. Also tell us how you determined it was appropriate to recognize the gain in 2016 when it appears from your disclosure that the transaction is not expected to settle until on or before April 30, 2017. ASC 205-20-45-3C indicates a gain or loss recognized on a disposal of a discontinued operation shall be calculated in accordance with the guidance in other Subtopics.

Note 10. Accounts Receivable, page F-33

10.   We note that there have been no bad debts during the three years presented in the financial statements and that you have determined that all amounts are collectible. We further note your analysis of collection on page 71. Please provide us with a more detailed analysis pursuant to ASC 310-10-35 as to why you did not record a bad debt reserve for receivables in the over 91 day categories for (1) Consulting and Service totaling CA, (2) Sales of Live Fish, eels and prawns (from Farms CA), and (3) Sales of Beef (QZH). In your response, please tell us the amounts of historical write-offs, if any, for the past three years. We may have further comment upon reviewing your response.

Mr. Daniel Ritchey
Sino Agro Food, Inc.
July 25, 2017
Page 4

Note 29. Stock Based Compensation, page F-46

11.   In light of the fluctuations in the trading price of your common stock, for the issuance of stock for services, these transactions should be valued at the fair value of the services rendered if more reliably measurable than the market value of your common stock pursuant to ASC 505-50-30. Please tell us what the amount of the fair value of the services rendered would be if a more reliably measure was used. We may have further comment upon reviewing your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure